Filed pursuant to Rule 424(b)(3)

SEC File No. 333-111524

Prospectus Supplement No. 5

to Prospectus dated August 11, 2004

1.75% Convertible Senior Notes due 2023

and

Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement No. 5 relates to the resale by selling securityholders of AmeriCredit Corp.’s 1.75% Convertible Senior Notes due 2023 and the shares of AmeriCredit Corp.’s common stock issuable upon conversion of the notes.

You should read this prospectus supplement No. 5 in conjunction with the prospectus dated August 11, 2004, which should be delivered in conjunction with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supercedes information contained in the prospectus.

Investing in the notes and the common stock issuable upon conversion of the notes involves risk. See the discussion entitled “Risk Factors” beginning on page 9 of the prospectus dated August 11, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus dated August 11, 2004. Any representation to the contrary is a criminal offense.

The table under the caption “Selling Securityholders” beginning on page 57 of the prospectus is hereby supplemented and amended by adding the information below with respect to securityholders not previously listed in the prospectus or in any amendments or supplements thereto and by superceding the information as to certain selling securityholders previously listed in the prospectus or in any amendments or supplements thereto. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to October 10, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

We have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.

Except as set forth below, the selling securityholders do not have, nor within the past three years have had, any position, office or other material relationship with us or any of our predecessors or affiliates.

The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their notes since the date on which they provided the information regarding their notes.

	Number of Shares of Common Stock Beneficially Owned(1)	Principal Amount of Notes Beneficially Owned	Maximum Number of Shares of Common Stock That May Be Sold(2)(4)	Beneficial Ownership After Resale of Notes or Common Stock

				Principal Amount of Notes(3)	Percent	Number of Shares of Common Stock(3)	Percent
Name of Selling Securityholder
RBC Capital Markets	—	1,530,000	81,895	—	—	—	—

(1)	Assumes no conversion of the notes, which conversion may occur upon the satisfaction of several conditions described in the section of the prospectus entitled “Description of the Notes—Conversion of Notes.”

(2)	Represents the maximum number of shares of common stock issuable upon conversion of the notes based upon a conversion factor of .053526 multiplied by the principal amount of the notes beneficially held. These conversion factors are subject to adjustments as described in the section of the prospectus entitled “Description of the Notes—Conversion of Notes—Conversion Price Adjustments.” As a result, the maximum number of shares of common stock issuable upon conversion of the notes will correspondingly decrease or increase to the extent that the conversion factors for the notes increase or decrease.

(3)	Assumes that either all of the principal amount of notes offered hereby or all of the shares of common stock issued are sold by the selling securityholders.

(4)	Assumes that the securityholders convert the principal amount of our notes held by such holder into shares of common stock at a conversion price of $18.6825 per share.

The fifth sentence of the ninth paragraph of the section of the prospectus entitled “Plan of Distribution” is hereby amended and restated in its entirely to read as follows:

RBC Capital Markets, CIBC World Markets, Credit Suisse First Boston LLC, CSS, LLC, Goldman Sachs & Co., KBC Financial Products USA Inc., Lehman Brothers Inc. and SG Americas Securities, LLC have informed us that they are broker-dealers, and, as a result, they are underwriters in connection with the sale of the notes and the underlying shares of common stock.

The date of this prospectus supplement is October 10, 2006